UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                   ----------

                                    FORM S-3
             REGISTRATION STATEMENT UNDER THE SECURITIES ACT OF 1933

                         eRoomSystem Technologies, Inc.
--------------------------------------------------------------------------------
               (Exact name of registrant as specified in charter)

                                     Nevada
--------------------------------------------------------------------------------
         (State or other jurisdiction of incorporation or organization)

                                   87-0540713
--------------------------------------------------------------------------------
                     (I.R.S. Employer Identification Number)

              1072 Madison Ave., Lakewood, NJ 08701, (732) 730-0116
--------------------------------------------------------------------------------
    (Address, including zip code, and telephone number, including area code, of registrant's principal executive offices)

         David A. Gestetner, Chief Executive Officer, 1072 Madison Ave.,
                       Lakewood, NJ 08701 (732) 730-0116
--------------------------------------------------------------------------------
            (Name, address, including zip code, and telephone number,
                   including area code, of agent for service)

Approximate date of proposed sale to public: As soon as practicable after the effective date of this Registration Statement.

If the only securities being registered on this Form are being offered pursuant to dividend or interest reinvestment plans, please check the following box: |_|

If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, other than securities offered only in connection with dividend or interest reinvestment plans, check the following box: |X|

If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, please check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering |_|

If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registrations statement number of the earlier effective registration statement for the same offering. |_|

If delivery of the prospectus is expected to be made pursuant to Rule 434, please check the following box. |_|

                         Calculation of Registration Fee

----------------------------------------------------------------------------------------------------------------------
                                                             Proposed maximum       Proposed maximum      Amount of
 Title of each class of securities       Amount to be       offering price per     aggregate offering    registration
         to be registered                 registered              unit(1)               price(1)             fee
----------------------------------------------------------------------------------------------------------------------
Common stock, $.001 par value         16,774,830 shares            $0.42               $6,535,776            $770
----------------------------------------------------------------------------------------------------------------------

(1) Calculated pursuant to Rule 457 under the Securities Act of 1933.

The registrant hereby amends this registration statement on such date or dates as may be necessary to delay its effective date until the registrant shall file a further amendment that specifically states that this registration statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act or until this registration statement shall become effective on such date as the Securities and Exchange Commission, acting pursuant to said
Section 8(a), may determine. The information in this prospectus is not complete and may be changed without notice. The Selling Stockholders may not sell these securities until the registration statement relating to these securities has been declared effective by the Securities and Exchange Commission. This prospectus is neither an offer to buy nor a solicitation of an offer to buy these securities in any jurisdiction where the offer or sale is unlawful.

                 SUBJECT TO COMPLETION, DATED SEPTEMBER 16, 2005

PROSPECTUS


       16,144,157 Shares of Common Stock on behalf of Selling Stockholders
           505,898 Shares of Common Stock on behalf of Option Holders
          124,775 Shares of Common Stock on behalf of Warrant Holders



                              [ eROOMSYSTEM LOGO ]



         This prospectus relates to the registration of an aggregate of 16,774,830 shares of common stock of eRoomSystem Technologies, Inc., consisting of 16,144,157 shares of common stock on behalf of selling stockholders, 505,898 shares of common stock on behalf of option holders, and 124,775 shares of common stock on behalf of warrant holders. Selling stockholders, option holders upon exercise of their options, and warrant holders upon exercise of their warrants, may from time to time offer to sell their respective shares of common stock.

         We are not selling any shares of common stock on behalf of selling stockholders, option holders or warrant holders. Further, we will not receive any cash or other proceeds in connection with the sale of shares by selling stockholders. If all of the options held by option holders, and warrants held by warrant holders, are exercised through the payment of cash, we will receive proceeds of $198,834 from such option and warrant exercises.

         For a detailed discussion of selling stockholders, option holders and warrant holders, see the section entitled "Selling Stockholders, Option Holders and Warrant Holders" beginning on page 12.

                                   ----------

         The common stock of eRoomSystem Technologies, Inc. is quoted on the Over the Counter Bulletin Board under the symbol "ERMS". As of September 16, 2005, the last reported sale price of the common stock of eRoomSystem Technologies was $0.42.

                                   ----------

         These securities are speculative. Investing in our common stock involves a high degree of risk. See "Risk Factors" beginning on page 6.

                                   ----------

         Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined that this prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

                                   ----------

                               September 16, 2005

                              [INSIDE FRONT COVER]

                [This page will be blank in the final prospectus]

                               PROSPECTUS SUMMARY

         This summary highlights selected information contained elsewhere in this prospectus. You should read the entire prospectus carefully, including "Risk Factors" and our financial statements before making an investment decision.

                                  Our Business

         eRoomSystem Technologies, Inc. is a Nevada corporation incorporated on August 31, 1999. Our core business is the development and installation of an intelligent, in-room computer platform and communications network, or the eRoomSystem, for the lodging industry. The eRoomSystem is a computerized platform and processor-based system designed to collect and control data. The eRoomSystem supports our fully automated and interactive eRoomServ refreshment centers, eRoomSafes, eRoomEnergy products, and the eRoomTray. Future products and services may include information management services, additional in-room energy management capabilities, credit card/smart card capabilities for direct billing and remote engineering and maintenance services.

         Our products interface with the hotel's property management system through our eRoomSystem communications network. The hotel's property management system posts usage of our products directly to the hotel guest's room account. The solutions offered by our eRoomSystem and related products have allowed us to install our products and services in several premier hotel chains, including Marriott International, Hilton Hotels and Carlson Hospitality Worldwide, in the United States and internationally.

         One of the byproducts of our technology is the information we have collected since our first product installation. To date, we have collected several million room-nights of data. Through our eRoomSystem, we are able to collect information regarding the usage of our products on a real-time basis. We use this information to help our customers increase their operating efficiencies. Following the establishment of our core business, we also intend to market this information to suppliers of goods sold in our eRoomServ refreshment centers and to other users desiring information on the buying patterns of hotel guests for goods and services.

         Currently, we have 11,396 eRoomServ refreshment centers, 6,905 eRoomSafes and 501 eRoomEnergy Management products installed and active at a total of 34 hotel properties. Of this amount, 6,630 refreshment centers and 4,140 eRoomSafes are installed pursuant to revenue sharing or fixed-payment agreements.

         In addition to our core competencies noted above, on May 20, 2005 we invested $10,000 in Identica Corporation, an Ontario, Canada based entity, or Identica, by purchasing 1,666,667 shares of common stock, or $0.006 per share. Identica Corporation, or Identica is a distributor and integrator of next-generation biometric security solutions, including the TechSphere hand vascular pattern biometric technology. This technology, unlike other biometric products, offers superior performance by eliminating degradation typically found with other solutions as a result of dryness, scars and contamination of the hand. Identica's products and services have been designed to eliminate the threat of security breaches by protecting companies against unauthorized access and fraudulent activities. The identity security solutions offered by Identica have been developed by leading biometric security vendors and are exclusively distributed by Identica in North America. Our $10,000 investment in Identica represents 10% of Identica's outstanding capital stock on a fully-diluted basis. In addition, we have loaned Identica $150,000 in cash. The loan is secured by a security interest in all the assets of Identica and is evidenced by a promissory note. In consideration for making the loan, we were issued a warrant to purchase one million (1,000,000) shares of common stock of Identica, exercisable at $0.15 per share at any time through May 20, 2010. We may make additional investments in privately-held and publicly traded emerging growth stage companies in the future.

         For additional information with respect to eRoomSystem Technologies, our business and our products, please review the information provided in the reports and other documents that we file with the Securities and Exchange Commission, or the Commission, as described under "Where You Can Find More Information" on page ___ of this prospectus.

                                  The Offering

Common stock offered by selling stockholders:                             16,144,157 shares

Common stock offered by option holders:                                      505,898 shares

Common stock offered by warrant holders:                                     124,775 shares

Common stock to be outstanding after the offering:                        25,146,467 shares

Use of proceeds:                                             eRoomSystem Technologies will not receive any of the
                                                             proceeds from the sale of common stock by selling
                                                             stockholders, but will receive the aggregate exercise
                                                             price of all options exercised by option holders and
                                                             warrants exercised by warrant holders.

Over The Counter Bulletin Board symbol:                      "ERMS"

                                   ----------

         This prospectus relates to the registration of an aggregate of 16,144,157 shares of common stock of eRoomSystem Technologies, Inc. that are held by the selling stockholders, 505,898 shares of common stock underlying options, and 124,775 shares of common stock underlying warrants, as identified in this prospectus. Selling stockholders consist of persons or entities that purchased shares of our common stock pursuant to a private placement consummated during the first quarter of 2002, parties that converted secured convertible promissory notes on September 1, 2005 and parties that exercised warrants on September 7, 2005. Option holders and warrant holders consist of board members, employees, key consultants, and financiers to the Company. For a detailed discussion of selling stockholders, option holders and warrant holders, please see "Selling Stockholders, Option Holders and Warrant Holders" beginning on page 12.

         The number of shares of common stock to be outstanding after the offering is based on the number of shares outstanding as of the close of business on September 16, 2005, and also includes a total of 630,673 shares of common stock underlying the options held by option holders and the warrants held by warrant holders.

         Selling stockholders may from time to time offer to sell their respective shares of common stock. Option holders and warrant holders may from time to time exercise their options and warrants, respectively, and sell the underlying shares of common stock. All of the shares to be offered by selling stockholders, and option holders and warrant holders upon exercise, must include the delivery of a copy of this prospectus to persons who buy such shares. Selling stockholders, as well as option holders and warrant holders upon exercise, will probably sell the shares at prevailing market prices through broker-dealers, although they are not required to do so. Selling stockholders will retain all of the proceeds of their sales, except for commissions they may pay to broker-dealers. Option holders and warrant holders will receive, upon exercise, the gross proceeds of the sale of the shares underlying the options and warrants, respectively, less commission they pay to broker-dealers as well as the exercise price on such options and warrants, which will be paid to the Company. If all of the options and warrants referred to herein are exercised with cash, the Company will receive $198,834 from such exercises.

         Unless otherwise noted, all information contained in this prospectus assumes that:

         o All of the shares of common stock held by selling stockholders will be sold in this offering.

         o All of the options held by option holders and warrants held by warrant holders will be immediately exercised with cash and all of the resulting shares of common stock will be sold in this offering.


                                  RISK FACTORS

         This offering involves a high degree of risk. You should carefully consider the risks described below and the other information contained in this prospectus, including our financial statements and the related notes, before you purchase any shares of our common stock. The following risks, if any should occur, could materially harm our business, financial condition or future results of operations. If that occurs, the trading price of our common stock could decline, and you could lose all or part of your investment.

                    Risks Related to eRoomSystem Technologies

         Although we realized net income in fiscal 2004, as well as the six months ended June 30, 2005, we have a history of significant operating losses and may experience operating losses in the future, and maintaining profitability is not assured

         We have a history of significant operating losses and may realize operating losses in the future. For the year ended December 31, 2004, we realized net income of $900,072, as compared to a net loss of $1,721,835 for the year ended December 31, 2003. In 2004, however, $612,764 of our net income related to a one-time gain on forgiveness of liabilities and debt. We do not anticipate that we will realize this type of gain in the future, if at all. For the years ended December 31, 2004 and 2003, our operations have provided $730,322 and $186,718 of cash, respectively. As of December 31, 2004 and 2003, we had accumulated deficits of $31,807,433 and 32,707,505, respectively.

         If our revenues decline or fail to increase at a measurable rate, or if our future spending exceeds our expectations or cannot be adjusted to reflect slower revenue growth, our business will be severely harmed. We cannot assure you that revenues will grow in the future or that we will continue to generate sufficient revenues to sustain profitability on an ongoing basis.

         Although we have recently made an investment in a privately held corporation, and may make additional investments in emerging growth companies in the future, there can be no assurance that the existing investment, or future investments, will be profitable, if at all.

         In April 2005, we invested the sum of $10,000 in Identica for 1,666,667 shares of common stock. In addition, we loaned Identica $150,000, evidenced by a promissory note secured by all of the assets of Identica. We also received a warrant to purchase One Million (1,000,000) shares of common stock of Identica, exercisable at $0.15 per share at any time through May 20, 2010.

         The Identica investment is our first investment in a third party entity. There can be no assurance that we will realize a return on our investment, and it is possible that we could lose our entire investment. In the event existing or future investments result in a loss, our business condition and financial results will be materially impacted.

         Our existing revenue sharing and maintenance contracts with hotel properties will decrease as such contracts expire, and we can expect, accordingly, that our revenue will decrease in future financial periods as a result

         We currently 6,630 refreshment centers and 4,140 eRoomSafes installed pursuant to revenue sharing or fixed-payment agreements. The average remaining term on the foregoing contracts is approximately three years. Accordingly, as these contracts expire, unless we enter into continuing lease agreements with the applicable hotel properties, our revenue will decrease. As our revenue decreases, our overall financial condition will be impacted unless we replace such revenues with other revenue sources. There can be no assurance that we will be successful in doing so. To the extent we are not, our financial condition and results of operations will be negatively affected.

         Given that we have not had any recent placements of new refreshment centers, electronic safes or energy management systems for installation in hotel properties, it is of critical importance that we derive new revenue streams from alternative sources

         As our most recent placement of automated refreshment centers occurred in the third quarter of 2002, it is imperative that we realize revenues from new sources, particularly given that most of our current contracts have fixed-terms and will ultimately terminate. The recent investment in Identica, along with possibly making similar investments in other emerging growth companies in the future, may not be sufficient to offset decreasing revenue and maintain profitability. If any of the foregoing should occur, our business condition and results of operations will be materially impacted.

         We have effected several reductions-in-force in the past several years to reduce fixed overhead expenses, effectively eliminating more than forty positions, and given the current composition of employees the loss of additional key personnel would seriously impact our operations

         We are dependent upon the abilities and efforts of certain personnel, particularly David A. Gestetner. Our future success will depend in part upon our ability to attract and retain qualified personnel to fill key field operations, sales and management positions. We currently do not carry key man life insurance on any of our key personnel, and we have no intention of doing so in the near future. There can be no assurance that we will be able to locate and retain replacement personnel in the event of the loss of any such key individuals.

         In addition, we are currently utilizing Identica Corporation to provide technical support for our customers. Our future success will depend in part on their ability to provide this support. There can be no assurance that we will be able to locate and retain a replacement technical support team in the event Identica should be unable to fulfill their obligations.

         Although we have entered into confidentiality and non-compete agreements with our employees and consultants, if we are unable to protect our proprietary information, such as the software and the hardware for our eRoomSystem technology and the information collected, against unauthorized use by others, our competitive position could be harmed

         We believe our proprietary information, including the software and the hardware for our eRoomSystem technology and the information collected is important to our competitive position and is a significant aspect of the products and services we provide. If we are unable to protect our proprietary information against unauthorized use by others, our competitive position could be harmed. We enter into confidentiality and/or non-compete agreements with our employees and consultants, and control access to and distribution of our documentation and other proprietary information. Despite these precautions, we cannot assure you that these strategies will be adequate to prevent misappropriation of our proprietary information. We could be required to expend significant amounts to defend our rights to proprietary information.

                          Risks Related to Our Industry

         We rely on the economic health of the lodging industry to generate sales and revenues, and any condition that may adversely impact the casino industry will adversely impact us

         Nearly all of our revenue is generated by our products installed at hotels. The economic health of the lodging industry, and, therefore, our revenues, are affected by a number of factors beyond our control, including:

         o   general economic conditions;

         o   levels of disposable income of the hotel patrons;

         o   acts of terrorism and anti-terrorism efforts;

         o increased transportation costs resulting in decreased travel by patrons and decreased hotel occupancy and RevPar;

         o   changes or proposed changes in tax laws;

         o legal and regulatory issues affecting the development, operation and licensing of hotels; and

         o competitive conditions in the lodging industry, including the effect of such conditions on the pricing of products and supplies to hotels;

         These factors may impact the demand for our products and could materially affect revenues that we realize from our revenue sharing contracts.

                        Risks Related to Our Common Stock

         We may require additional financing in the future which, if it occurs, will require the sale of debt or equity securities to provide our operations with the necessary working capital, and which invariably will have the effect of diluting the relative ownership of our existing stockholders

         We may require additional financing in the future to fund our operations. Such financing could be in the form of common stock, preferred stock or convertible debt. The issuance of additional equity or convertible debt securities will have the effect of reducing the percentage ownership of our current stockholders. In addition, such equity or convertible debt securities may have additional rights, preferences or privileges to those of our common stock, such as registration rights. If the foregoing should occur, we cannot assure our stockholders that the additional funds will be available on favorable terms, if at all.

         Our executive officers and members of our board of directors beneficially own approximately 40.4% of the outstanding shares of our common stock and could limit the ability of our other stockholders to influence the outcome of director elections and other transactions submitted to a vote of stockholders

         Our executive officers and members of our board of directors beneficially own 10,147,060 shares of common stock, or approximately 40.4% of the outstanding shares of our common stock. These stockholders may have the power to influence all matters requiring approval by our stockholders, including the election of directors and approval of mergers and other significant corporate transactions.

         Our stock price may fall as a result of the 16,774,830 shares of common stock that are being registered in the offering as well as due to all other outstanding shares being registered or available for resale under Rule 144

         Of the 25,146,467 shares of common stock outstanding as of the close of business on September16, 2005, inclusive of the shares of common stock underlying the options and warrants referred to herein, 321,875 shares have been registered pursuant to a prior selling stockholder registration statement, 1,800,000 shares were sold pursuant to our initial public offering, and a total of 16,774,830 shares of common stock are being registered in the offering. The foregoing represents 18,896,705 shares, representing 75.1% of our outstanding shares of common stock, and will be immediately available for resale upon the registration statement being declared effective.

         In addition to the foregoing shares, 6,249,762 shares of common stock, or 24.9% of our outstanding shares of common stock, are available for resale in accordance with Rule 144(k) under the Securities Act. These shares, along with the shares of common stock sold in our initial public offering, the shares registered in the prior selling stockholder offering, and the shares of common stock being registered hereunder represent 100% of our outstanding shares of common stock.

         As of September 16, 2005, exclusive of the shares being registered herein, we had options and warrants outstanding to purchase 2,881,948 shares of common stock at a weighted average exercise price of $0.28 per share, all of which are immediately exercisable.

         The sale of a substantial number of shares of our common stock within a short period of time could cause our stock price to fall. In addition, the sale of these shares could impair our abilities to raise capital through the sale of additional common stock in the future should we need to do so.

               SPECIAL NOTE REGARDING FORWARD-LOOKING INFORMATION

         Some of the information in this prospectus contains forward-looking statements within the meaning of the federal securities laws. These statements include, among others, the following:

         o the implementation of our investment strategy of investing in emerging growth companies with solid growth prospects; and

         o   our projected capital expenditures.

         These statements may be found under "Prospectus Summary," "Risk Factors," "Use of Proceeds," "Determination of Offering Price," "Dividend Policy," "Selling Stockholders, Option Holders and Warrant Holders," "Plan of Distribution" and "Business." Forward-looking statements typically are identified by use of terms such as "may," "will," "would," "expect," "anticipate," "estimate" and similar words, although some forward-looking statements are expressed differently. You should be aware that our actual results could differ materially from those contained in forward-looking statements due to a number of factors, including:

         o our ability to maintain our revenue sharing and maintenance program;

         o   our ability to continuously modify and update our software;

         o   our success of the emerging growth companies that we invest in; and

         o general economic and business conditions in our markets and industry.

         You should also consider carefully the statements under "Risk Factors" and other sections of this prospectus, which address additional factors that could cause our actual results to differ from those set forth in the forward-looking statements.

                                 USE OF PROCEEDS

         We will not receive any of the proceeds from the sale of shares of our common stock by selling stockholders. Assuming all options and warrants referred to herein are exercised with cash, we will receive $198,834 from such exercises. There is no assurance that any of the options or warrants will be exercised or, if exercised, exercised through the payment of cash. To the extent that options and warrants are exercised through the payment of cash, the proceeds received will be used for general working capital purposes.

         Although we have agreed to bear the expenses of the registration of the shares of common stock registered pursuant to this registration statement, we will not be responsible for any commissions and discounts of agents or broker-dealers and transfer taxes, if any, incurred by selling stockholders, option holders or warrant holders.

                         DETERMINATION OF OFFERING PRICE

         Prior to August 3, 2000, there was no public market for our common stock. In conjunction with our initial public offering, our common stock was accepted for listing on the Nasdaq SmallCap Market under the trading symbol "ERMS". In 2003, our common stock was delisted from the Nasdaq SmallCap Market due to failing to satisfy the minimum bid requirements. Our common stock is currently quoted on the Over the Counter Bulletin Board. The following table sets forth the high and low bid information of our common stock, as reported on the Over the Counter Bulletin Board during the periods indicated:

             Calendar Quarter Ended                       Low          High
    ---------------------------------------------      ---------    ----------
    September 30, 2003                                  $0.1100      $0.2100
    December 31, 2003                                   $0.1100      $0.3300
    March 31, 2004                                      $0.1500      $0.2300
    June 30, 2004                                       $0.1500      $0.4000
    September 30, 2004                                  $0.3100      $0.4400
    December 31, 2004                                   $0.2300      $0.3900
    March 31, 2005                                      $0.2200      $0.3500
    June 30, 2005                                       $0.1900      $0.4800
    July 1, 2005 through September 16, 2005             $0.3000      $0.4400
                                                       ---------    ----------


         The last reported sale price of our common stock on the Over The Counter Bulletin Board as of September 16, 2005 was $0.42 per share. We are not aware of any public market for our options or warrants.

                                 DIVIDEND POLICY

         We have never declared or paid any cash dividends on our common stock. Our board presently, and for the foreseeable future, intends to retain all of our earnings, if any, for the development of our business. The declaration and payment of cash dividends in the future will be at the discretion of our board and will depend upon a number of factors, including, among others, our future earnings, operations, funding requirements, our general financial condition and any other factors that our board considers important. Investors should not purchase our common stock with the expectation of receiving cash dividends.

            SELLING STOCKHOLDERS, OPTION HOLDERS AND WARRANT HOLDERS

         Selling stockholders consist of persons or entities that (i) purchased shares of our common stock pursuant to a private placement consummated during the first quarter of 2002, (ii) converted secured convertible promissory notes into shares of common stock on September 1, 2005, (iii) exercised warrants to purchase shares of common stock on September 7, 2005, (iv) exercised options to purchase common stock, and (v) were issued shares of common stock for services rendered. Selling stockholders hold 16,144,157 shares of common stock being registered herein. Option holders consist of members of our board of directors, employees, key consultants and other third parties who hold options to purchase an aggregate of 505,898 shares of common stock. Warrant holders consist of persons or entities that have either provided financing to the Company or consulting services. Warrant holders hold warrants to purchase an aggregate of 124,775 shares of common stock.

         The table below sets forth, in the following order, the name of each selling stockholder, option holder and warrant holder. For each of the foregoing parties, the table provides the aggregate number of shares of common stock beneficially owned by each person as of the close of business on September 16, 2005, the aggregate number of shares of common stock that each selling stockholder, option holder and warrant holder may offer and sell pursuant to this prospectus, the aggregate number of shares of common stock beneficially owned after the offering and the percentage ownership of the outstanding shares of our common stock for each selling stockholder, option holder and warrant holder after the offering. Percentage ownership of less than 0.02% is indicated with an asterisk (*).

         The information with respect to beneficial ownership of common stock held by each person or entity in the table below is based upon record ownership data provided by our transfer agent, American Stock Transfer & Trust Company, information as supplied or confirmed by selling stockholders, option holders and warrant holders, or based upon our actual knowledge.

              NAME OF SELLING                   NUMBER OF          NUMBER OF        NUMBER OF      PERCENTAGE OF
            STOCKHOLDER, OPTION                   SHARES             SHARES           SHARES        OUTSTANDING
                HOLDER AND                     BENEFICIALLY         OFFERED         AFTER THE      SHARES AFTER
              WARRANT HOLDERS                      HELD              HEREBY          OFFERING      THE OFFERING
-------------------------------------------    ------------        ----------       ---------      -------------
Selling Stockholders

  AK Holdings, LLC                                  300,000           300,000               0                  *
  Ash Capital, LLC                                4,333,595         3,250,166       1,083,429              4.31%
  Maurice Brenig                                    575,494           575,494               0                  *
  Cameron Capital Ltd.                               96,154            96,154               0                  *
  Andrew Finkelstein                                 28,847            28,847               0                  *
  S. Leslie Flegel                                  287,513            96,154         191,359              0.76%
  Hannah Sarah Frenkel                              575,494           575,494               0                  *
  Evelyn Gestetner                                  589,530           589,530               0                  *
  Gestetner Group LLC                             5,157,644         5,153,644           4,000              0.02%
  Herbert Hardt                                     575,821           126,154         449,667              1.79%
  Anthony Heller                                    150,000           150,000               0                  *
  David Heller                                      575,494           575,494               0                  *
  Helmsbridge Holdings Limited                      421,093           421,093               0                  *
  Rose Kaminer                                      575,494           575,494               0                  *
  Maxine B. Lobel                                    48,077            48,077               0                  *
  Peter S. Lynch                                    769,231           769,231               0                  *
  John O'Donnell, Jr.                                19,231            19,231               0                  *
  Liba Pappenheim                                   575,494           575,494               0                  *
  John J. Prehn                                     284,977           192,308          92,669              0.37%
  Providence Management, LLC                         34,192            19,231          14,961              0.06%
  Adele Schwartz                                    575,494           575,494               0                  *

              NAME OF SELLING                   NUMBER OF          NUMBER OF        NUMBER OF      PERCENTAGE OF
            STOCKHOLDER, OPTION                   SHARES             SHARES           SHARES        OUTSTANDING
                HOLDER AND                     BENEFICIALLY         OFFERED         AFTER THE      SHARES AFTER
              WARRANT HOLDERS                      HELD              HEREBY          OFFERING      THE OFFERING
-------------------------------------------    ------------        ----------       ---------      -------------
 Selling Stockholders (continued)

  Myles Seideman                                     48,077            48,077               0                  *
  SKM Investments, LLC                              238,785            96,154         142,631              0.57%
  Jay Smith                                          10,000            10,000               0                  *
  Jeff State                                         48,077            48,077               0                  *
  Tamrio, Inc.                                       48,077            48,077               0                  *
  Lawrence K. Wein                                   80,000            30,000          50,000              0.20%
  Leah Weinstein                                    575,494           575,494               0                  *
  Frieda Wolman                                     575,494           575,494               0                  *
-------------------------------------------    ------------        ----------       ---------      -------------
    Subtotal of Selling Stockholders
       (As a group)                              18,172,873        16,144,157       2,028,716              8.07%
-------------------------------------------    ------------        ----------       ---------      -------------

Name of Option Holder

  Mark Ames                                           3,334             3,334               0                  *
  Nate Begay                                         19,875            10,000           9,875              0.04%
  Donna Best                                          3,334             3,334               0                  *
  Fred Brecke                                         3,334             3,334               0                  *
  Dan Bird                                           35,000            30,000           5,000              0.02%
  Ryan Brooks                                        15,000            10,000           5,000              0.02%
  Teri Bunker                                         6,667             6,667               0                  *
  Jerico Donovan                                     20,226            20,000             226                  *
  Kathy Garland                                       3,334             3,334               0                  *
  Hall Communications, Inc.                         200,000           200,000               0                  *
  John Kendall                                       29,750            15,000          14,750              0.06%
  Marshall Mitchell                                  10,000            10,000               0                  *
  Monness, Crespi, Hardt & Co.                      100,000           100,000               0                  *
  Steve Parkinson                                     3,334             3,334               0                  *
  Joy Ramsey                                         25,000            15,000          10,000              0.04%
  Michael Staheli                                     5,000             5,000               0                  *
  Douglas Seastrand                                 130,000            30,000         100,000              0.40%
  Lawrence S. Schroeder                              78,857               894          77,963              0.31%
  Tom Thomas                                         10,000            10,000               0                  *
  Ron Ward                                           10,000            10,000               0                  *
  Jack Warren                                         6,667             6,667               0                  *
  April Weeda                                        10,000            10,000               0                  *
-------------------------------------------    ------------        ----------       ---------      -------------
    Subtotal of Option Holders                      728,712           505,898         222,814              0.89%
-------------------------------------------    ------------        ----------       ---------      -------------

Name of Warrant Holder

  Ash Capital, LLC                                4,333,595            53,775       4,279,820             17.02%
  Herbert Hardt                                     575,821            25,000         550,821              2.19%
  Paul Schreiber                                      6,000             6,000               0                  *
  SSM Distributors                                   40,000            40,000               0                  *
                                               ------------        ----------       ---------      -------------
    Subtotal of Warrant Holders                   4,955,416           124,775       4,830,641             19.21%
-------------------------------------------    ------------        ----------       ---------      -------------
TOTAL                                            18,847,585        16,774,830       7,082,171              8.68%
-------------------------------------------    ------------        ----------       ---------      -------------

COMMON STOCK ISSUED TO SELLING STOCKHOLDERS

         The shares of common stock being registered in this offering on behalf of selling stockholders were issued in conjunction with (i) the exercise of an option to purchase 300,000 shares of our common stock on December 31, 2001 by AK Holdings, LLC, (ii) our private placement of common stock that closed on March 8, 2002, (iii) extraordinary services provided by Herbert A. Hardt and Lawrence
K. Wein, each of which serve on our board of directors, (iv) the conversion of secured promissory notes by the Gestetner Group, LLC, Ash Capital, LLC and ten other parties, on September 1, 2005, (v) the exercise of warrants to purchase shares of common stock effected by the Gestetner Group, LLC, and ten other parties, on September 7, 2005.

         On December 31, 2001, we issued an option to purchase 300,000 shares of common stock, or the AK Holdings Warrant, to AK Holdings, LLC, or AK Holdings, for consulting services rendered. AK Holdings is an affiliate of Ash Capital, LLC, which is wholly owned by Alan C. Ashton, a former member of our board of directors, and is managed by Providence Management, LLC, or Providence, an entity that is managed by James C. Savas, a current member of our board of directors. The AK Holdings Warrant was exercised on December 31, 2001 pursuant to a fully recourse promissory note, or the AK Holdings Note, which matures on December 31, 2005 and bears interest at the rate of 5% per annum. The AK Holdings Warrant included registration rights on the shares of underlying common stock. The issuance of the AK Holdings Warrant was made in reliance upon the exemption from registration provided by Section 4(2) of the Securities Act.

         On March 8, 2002, we closed a private placement which resulted in the issuance of 2,723,139 shares of common stock at a price of $0.52 per share, for gross proceeds of $1,416,032. The private placement was priced as of the closing price of our common stock, as then quoted on the Nasdaq SmallCap Market, on February 20, 2002. Of the 2,723,139 shares issued in the private placement, Herbert A. Hardt, a current member of our board of directors, purchased 96,154 shares of common stock. In addition, S. Leslie Flegel and John J. Prehn, each of whom previously served on our board of directors, purchased 96,154 shares and 192,308 shares, respectively. Further, Ash Capital, LLC, or Ash Capital, an entity affiliated with Dr. Alan C. Ashton, a former member of our board of directors, and Providence Management, LLC, an entity affiliated with James C. Savas, a current member of our board of directors, purchased 384,616 and 19,231 shares, respectively. As part of the terms and conditions of the private placement, we agreed to register all of the shares of common stock purchased by the investors therein. Of the 2,723,139 shares sold in the private placement, 2,180,388 shares are being registered herein. The remaining shares were previously sold pursuant to the exemption from securities registration provided by Rule 144(k) provided by the Securities Act of 1933, as amended, or the Securities Act. The issuance of the securities in the private placement was made in reliance upon the exemption from securities registration provided by Section 4(2) of the Securities Act and Rule 506 of Regulation D promulgated thereunder. We did not engage any underwriters with respect to the private placement of our common stock.

         On March 29. 2004, we issued 30,000 shares of common stock to each of Herbert A. Hardt and Lawrence K. Wein for extraordinary services performed as members of our board of directors. In connection with the foregoing issuances of common stock, we agreed to register the shares issued to Messrs. Hardt and Wein. The issuance of the securities to Messrs. Hardt and Wein was made in reliance upon the exemption from registration provided by Section 4(2) of the Securities Act.

         On September 1, 2005, Gestetner Group, LLC, Ash Capital, LLC, or Ash Capital, and ten other parties, converted their secured convertible promissory notes, in the original principal amount of $597,500, plus accrued interest of $120,743, into 8,633,769 shares of common stock. The notes in the cumulative amount of $250,000 to Gestetner Capital, LLC and ten other parties, were originally issued on October 1, 2003 and were converted at $0.05 per share. . The Ash Capital Note, which relates to loans of $322,500 and $25,000 made to us from November 8, 2002 through February 28, 2003 and on August 22, 2003, respectively, was converted at $0.15 per share. As part of the loans made by Gestetner Group, LLC, Ash Capital and ten other parties, we provided registration rights on the shares of common stock issued upon conversion. The issuance of the notes was made in reliance upon the exemption from securities registration provided by Section 4(2) of the Securities Act.

         On September 7, 2005, Gestetner Group, LLC and ten other parties exercised warrants to purchase a total of 5,000,000 shares of common stock. The exercise price on the warrants was $0.05 per share. The issuance of the warrants were made in conjunction with the issuance of the notes to Gestetner Group, LLC and ten other parties on October 1, 2003, and included registration rights on the shares of common stock underlying them. The issuance of the warrants was made in reliance upon the exemption from securities registration provided by
Section 4(2) of the Securities Act.

         OPTIONS ISSUED TO OPTION HOLDERS

         The shares of common stock being registered in this offering on behalf of option holders were originally granted on December 31, 2001 in the form of stock options in reliance upon the exemption from securities registration provided by Section 4(2) of the Securities Act. With the exception of the option issued to Hall Communications, Inc., the options were issued as compensation for services rendered by members of our board of directors, employees and consultants. All of the options have an exercise price of $0.26 per share, the closing price of our common stock on December 31, 2001. The options were issued to the following persons in the following amounts:

         o Option to purchase 100,000 shares of common stock to Monness, Crespi, Hardt & Co. exercisable through December 31, 2011. Herbert
            A. Hardt, a member of our board of directors, serves as a principal and significant owner of Monness Crespi, Hardt & Co. The option was issued for services pursuant to a consulting agreement.

         o Option to purchase 200,000 shares of common stock to Hall Communications, Inc. pursuant to the terms of a settlement agreement. The option expires on December 31, 2005.

         o Options to purchase an aggregate of 205,898 shares of common stock to nineteen of our then existing employees. The options are exercisable through December 11, 2011.

         WARRANTS ISSUED TO WARRANT HOLDERS

         The shares of common stock being registered in this offering on behalf of warrant holders were made in reliance upon the exemption from securities registration provided by Section 4(2) of the Securities Act. Each of the warrants noted below included registration rights. The warrants were issued to the following persons in the following amounts:

         o Warrant to purchase 40,000 shares of common stock to SSM Distributors. The warrant was issued on March 11, 2004 in consideration for an outstanding obligation. The warrant is exercisable at $0.25 and expires on March 11, 2007.

         o Warrant to purchase 6,000 shares of common stock in favor of Paul Schreiber for consulting services. The warrant was issued on November 15, 2004 at an exercise price of $0.26 per share. The warrant expires on November 15, 2007.

         o  Warrant to purchase 25,000 shares of common stock issued to Herbert
            A. Hardt, a member of our board of directors. The warrant was issued on August 9, 2005 in consideration for extraordinary services provided by Mr. Hardt. The warrant is exercisable at $0.35 and expires on August 9, 2010.

         o Warrant to purchase 53,775 shares of common stock was issued to Ash Capital, LLC, an entity wholly owned by Dr. Alan C. Ashton, a former member of our board of directors, and managed by Providence Management, LLC, an entity co-managed by James C. Savas, a current member of our board of directors. The warrant, which was formally issued on September 1, 2005, exercisable at $0.13 per share through October 1, 2008, relates to Ash Capital's agreement on October 1, 2003 to extend the maturity date of its secured convertible promissory note in the original principal amount of $347,500 which was mature on such date. The warrant issuance was based on a formula, the quotient of which was not ascertainable until September 1, 2005.

         Except as otherwise, indicated, all securities are owned directly by each selling stockholder, option holder and warrant holder. The total numbers set forth in the table above have been adjusted to account for the inclusion of the shares beneficially owned by Ash Capital, LLC, Gestetner Group, LLC, Herbert
A. Hardt and Lawrence K. Wein. In addition, the beneficial ownership is calculated based on 25,146,467 shares of our common stock outstanding after the offering. Beneficial ownership is determined in accordance with the rules of the Commission and generally includes voting or investment power with respect to securities. Unless otherwise indicated, each person or entity named in the table has sole voting power and investment power, or shares voting and investment power with his or her spouse, with respect to all shares of capital stock listed as owned by such person. Shares issuable upon the exercise of options that are currently exercisable, or become exercisable within sixty days of September 16, 2005, are considered outstanding for the purpose of calculating the percentage of outstanding shares of our common stock held by the individual, but not for the purpose of calculating the percentage of outstanding shares of our common stock held by another individual. The information with respect to beneficial ownership of common stock held by each person is based upon record ownership data provided by our transfer agent, information as supplied or confirmed by selling stockholders or based upon our actual knowledge.

         Because each selling stockholder may offer all or a portion of the shares of common stock offered by this prospectus at any time, and from time to time after the date hereof, no estimate can be made of the number of shares that each selling stockholder may retain upon completion of this offering. However, upon the assumption that all of the shares offered by this prospectus are sold after completion of this offering, selling stockholders, option holders and warrant holders who will beneficially own more than one percent of the shares of common stock outstanding are Ash Capital, LLC and Hebert A. Hardt.

    CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS WITH SELLING STOCKHOLDERS,
                       OPTION HOLDERS AND WARRANT HOLDERS

         The following describes our relationships and related transactions with certain selling stockholders, option holders and warrant holders, including our executive officer, our existing and former outside directors and certain consultants.

         TRANSACTIONS INVOLVING GESTETNER GROUP, LLC

         On October 1, 2003, the Company issued secured convertible promissory notes, or the Notes, in the original principal amount of $250,000, collectively, to Gestetner Group, LLC, a New Jersey limited liability company, and ten other parties. David A. Gestetner, our Chief Executive Officer, President and Chairman of the Board, serves as the manager of the Gestetner Group, LLC.

         The terms of the Notes provide, among other things, (i) for interest to accrue at the rate of 8% per annum, (ii) a maturity date of the earlier of (a) October 1, 2008, (b) the date of approval of the board of directors regarding a merger between us and any third party or the sale of all or substantially all of our assets, or (c) the date of the closing of any financing (other than commercial credit facilities), the gross proceeds of which are at least $1,000,000, (iii) the right of the noteholders, at any time, to convert all outstanding principal and accrued and unpaid interest into shares of common stock of the Company at the rate of $0.05 per share, and (iv) registration rights with respect to all shares issued upon conversion of the Notes. In addition, the noteholders have been issued, collectively, warrants to purchase 5,000,000 shares of common stock of the Company, exercisable at $0.05 per share at any time through October 1, 2008, or the Warrants. The Warrants included registration rights with respect to the underlying shares of common stock.

         In connection with the foregoing, the Gestetner Group, LLC provided $50,000 of the $250,000 in loans. The $50,000 loan is evidenced by a convertible secured promissory note on the terms set forth above. In addition, Gestetner Group, LLC was issued a warrant to purchase 4,000,000 shares of common stock, of the total 5,000,000 Warrants, on the terms set forth above.

         On September 1, 2005, the Gestetner Group, LLC converted its $50,000 convertible secured promissory note, along with $7,682 in accrued interest, into 1,153,644 shares of common stock. The 1,153,644 shares of common stock are being registered in the offering. In addition, each of the Noteholders converted their respective secured convertible promissory notes, in the collective original principal amount of $200,000, along with collective accrued interest of $30,729, into a total of 4,614,575 shares. The 4,614,575 shares of common stock are being registered in the offering.

         On September 7, 2005, Gestetner Group, LLC exercised its warrant to purchase 4,000,000 shares of common stock. The exercise price was $0.05 per share and the Company received $200,000 from the exercise by the Gestetner Group, LLC. In addition, on the same date, another ten holders of warrants exercised their respective warrants to purchase a total of 1,000,000 shares of common stock at $0.05 per share. The Company received $50,000 from such parties, collectively. All 5,000,000 shares of common stock issued upon the exercise of the warrants are being registered in the offering.

         TRANSACTIONS INVOLVING MEMBERS OF OUR BOARD OF DIRECTORS

         On June 13, 2002, Herbert A. Hardt and James C. Savas joined our board as non-employee directors. On October 1, 2003, David A. Gestetner was named our Chief Executive Officer, President and Chairman. On the same date, Lawrence K. Wein joined our board as a non-employee director.

         Upon joining our board of directors, Mr. Hardt was issued an option to purchase 5,000 shares of common stock, exercisable at $1.02 per share for a period of ten years, pursuant to our 2000 Stock Option and Incentive Plan, or the Plan. On July 29, 2002, Mr. Hardt was issued an option to purchase 25,000 shares of common stock, exercisable at $0.37 per share for a period of ten years, pursuant to the Plan. On March 29, 2004, we issued Mr. Hardt 30,000 shares of common stock for extraordinary services provided in the capacity of a director. The 30,000 shares issued to Mr. Hardt are being registered in the offering. On November 15, 2004, following our annual stockholders meeting, we issued Mr. Hardt an option to purchase 25,000 shares of common stock, exercisable at $0.26 per share for a period of ten years, pursuant to the Plan. On August 9, 2005, we issued Mr. Hardt a warrant to purchase 25,000 shares of common stock, exercisable at $0.35 per share for a period of five years, for extraordinary services provided in the capacity of a director. The warrant issued to Mr. Hardt included registration rights, and the shares underlying the warrant are being registered in the offering.

         Upon joining our board of directors, James C. Savas was issued an option to purchase 5,000 shares of common stock, exercisable at $1.02 per share for a period of ten years, pursuant to the Plan. On July 29, 2002, Mr. Savas was issued an option to purchase 25,000 shares of common stock, exercisable at $0.37 per share for a period of ten years, pursuant to the Plan. On February 27, 2003, we issued Mr. Savas the sum of 15,821 shares of common stock in consideration for outstanding board of director meeting fees. On November 15, 2004, following our annual stockholders meeting, we issued Mr. Savas an option to purchase 25,000 shares of common stock, exercisable at $0.26 per share for a period of ten years, pursuant to the Plan.

         Upon joining our board of directors, Mr. Wein was issued option to purchase 25,000 shares of common stock, exercisable at $0.19 per share for a period of ten years, pursuant to the Plan. On March 29, 2004, we issued Mr. Wein 30,000 shares of common stock for extraordinary services provided in the capacity of a director. The 30,000 shares issued to Mr. Wein are being registered in the offering. On November 15, 2004, following our annual stockholders meeting, we issued Mr. Wein an option to purchase 25,000 shares of common stock, exercisable at $0.26 per share for a period of ten years, pursuant to the Plan.

         TRANSACTIONS INVOLVING FORMER MEMBERS OF OUR BOARD OF DIRECTORS

         Previously, Dr. Alan C. Ashton, S. Leslie Flegel, John J. Prehn and Lawrence S. Schroeder served as non-employee directors. As non-employee directors, they each received an attendance fee of $500 per board or committee meeting attended. In addition, they each received stock options to purchase 25,000 shares of our common stock at each annual meeting of stockholders conducted after 2001 for serving in such capacity. In addition, Dr. Alan C. Ashton, through his wholly-owned entity, Ash Capital, LLC, purchased $200,000 of common stock in the 2003 Private Placement, and was issued 384,616 shares relating thereto. The 384,616 shares issued to Ash Capital, LLC are being registered in the offering. Messrs. Flegel and Prehn purchased $50,000 and $100,000 of common stock in our 2003 Private Placement, respectively. Messrs. Flegel and Prehn were issued 96,154 and 192,308 shares of our common stock, respectively, in conjunction with their investment and are being registered in the offering. Mr. Flegel resigned from our board of directors on December 30, 2002. Mr. Schroeder resigned from our board of directors on February 12, 2003. Dr. Alan C. Ashton completed his term as a member of our board of directors on July 29, 2003. Mr. Prehn resigned from our board of directors on July 31, 2003.

         TRANSACTIONS INVOLVING ASH CAPITAL, LLC

         On August 17, 1999, we entered into an agreement of understanding with Ash Capital, LLC, or Ash Capital, in connection with the purchase by Ash Capital of 333,334 shares of our Series B convertible preferred stock at a price of $3.00 per share. In addition, this agreement provided Ash Capital with representation on our board and options to purchase 70,313 shares of our common stock at $4.80 per share and 56,250 shares of our common stock at $8.80 per share. The agreement of understanding was later amended by an agreement which increased the amount of our shares of Series B convertible preferred stock to be purchased as follows: Ash Capital - 333,334 shares; C&W/RSI Partners - 133,334 shares; SKM Investments, LLC - 133,334 shares; and Thunder Mountain Properties LC - 83,334 shares. In addition, the shares of Series B convertible preferred stock purchased by these investors possessed the same rights as other shares of our Series B convertible preferred stock. Upon the consummation of our initial public offering on August 9, 2000, Dr. Alan C. Ashton became a member of our board and all shares of our Series B convertible preferred stock were converted into shares of common stock upon the closing of our initial public offering.

         In addition to the agreement of understanding, we entered into a stockholders' agreement and proxy dated August 17, 1999 with Ash Capital in which rights were granted to Ash Capital. As a result, Ash Capital possessed the right to vote a nominee onto our board, the right of first refusal with respect to the proposed sale of shares of our capital stock by our executive officers and their respective affiliates and the right to participate in the proposed sale of shares of our capital stock in an amount equal to one quarter of the number of shares proposed to be sold. In the event that there is a transfer by our executive officers and their respective affiliates that violated this agreement, Ash Capital possessed the right to sell to our executive officers and their respective affiliates the number of shares of capital stock Ash Capital would have been able to sell pursuant to its participation rights. In addition, with the exception of transfers for estate planning purposes, our executive officers and their respective affiliates agreed to transfer no more than 10,000 shares of our capital stock per year. Although the agreement was to terminate upon the earlier of the tenth anniversary of the agreement or upon the consummation of a firmly underwritten public offering with gross proceeds of at least $12 million, in August 2000, Ash Capital provided a waiver of the $12 million requirement and permitted the termination of the agreement upon the consummation of our initial public offering that generated gross proceeds of $11.7 million.

         On February 15, 2000, we received a $500,000 loan from Ash Capital. This loan was evidenced by a promissory note bearing simple interest at the rate of 10% per annum, payable on August 15, 2000 and secured by our assets. Ash Capital was issued a warrant to purchase 18,750 shares of our common stock exercisable at $4.80 per share through August 9, 2002. The primary purpose of this loan was to fund approximately 900 refreshment centers to be installed in several hotel properties in the United States. In August 2000, the promissory note was satisfied and paid in full.

         On September 1, 2005, Ash Capital converted its secured convertible promissory note in the original principal amount of $347,500, plus accrued interest of $82,332, into 2,865,550 shares of common stock. The note, which relates to loans of $322,500 and $25,000 made to us from November 8, 2002 through February 28, 2003 and on August 22, 2003, respectively, was converted at $0.15 per share. As part of the $347,500 in loans made to us by Ash Capital, we provided Ash Capital with registration rights on the shares of common stock issued upon conversion of the note. The issuance of the note was made in reliance upon the exemption from securities registration provided by Section 4(2) of the Securities Act.

         On October 1, 2003, Ash Capital agreed to extend the maturity date on its outstanding $347,500 convertible secured promissory note. As consideration for doing so, we agreed to issue Ash Capital a warrant to purchase shares of common stock at an exercise price of $0.13 per share and expiring on October 1, 2008. The warrant included registration rights with respect to the underlying shares of common stock. The warrant issuance was based on a formula, the quotient of which was not ascertainable until September 1, 2005. On September 1, 2005, a warrant to purchase 53,775 shares of common stock at $0.13 per share was issued in favor of Ash Capital. The shares of common stock underlying the warrant are being registered in the offering.

         TRANSACTIONS INVOLVING AK HOLDINGS, LLC

         On December 31, 2001, we issued AK Holdings, LLC, an entity wholly owned by Dr. Alan C. Ashton, a former member of our board of directors, an option to purchase 300,000 shares of common stock at an exercise price of $0.26 per share for strategic consulting services. This option was exercised on December 31, 2001 pursuant to a full recourse promissory note in the original principal amount of $78,000. Interest is accruing on the outstanding note at the rate of 5% per annum. The 300,000 shares are included for registration in the table above.

         TRANSACTIONS INVOLVING PROVIDENCE MANAGEMENT, LLC

         Providence Management, LLC has served as the manager of Ash Capital, LLC since its inception in April 1999. James C. Savas, a member of our board of directors, serves as the co-manager of Providence Management and owns fifty percent of Providence Management. Providence Management handles all of the business affairs of Ash Capital in return for a quarterly management fee of up to $37,500. In addition, once Ash Capital recoups its original principal investment in a venture, along with a ten percent annual return, Mr. Savas is entitled to receive up to 10% of any remaining amount realized by Ash Capital.

         We have entered into two consulting agreements with Providence Management, one agreement on August 24, 1999 for marketing and business development services in exchange for $51,875 and a warrant to purchase 14,961 shares of our common stock, exercisable at $4.80 per share, and another agreement on October 31, 2000 for strategic tax planning and marketing services in exchange for $60,000. Mr. Savas continues to be compensated by Providence Management in exchange for assisting on Ash Capital matters. Mr. Savas is entitled to 50% of the warrants issued by us pursuant to the consulting agreements with Providence Management.

         Providence Management invested $10,000 in our 2003 Private Placement in consideration for 19,231 shares of common stock. The 19,231 shares are being registered in the offering.

         TRANSACTIONS INVOLVING MONNESS, CRESPI, HARDT & CO., INC.

         Monness, Crespi, Hardt & Co., Inc. participated in the syndicate for our initial public offering and has provided consulting services to us. Herbert
A. Hardt is a principal of Monness, Crespi, Hardt & Co., Inc. In conjunction with our initial public offering, we paid commissions of $210,000 to Monness, Crespi, Hardt & Co., Inc. and issued an option to purchase 90,000 shares of common stock, exercisable at $7.80 per share and expired on August 2, 2005. Subsequently, through a consulting agreement, we issued options to purchase 100,000 shares of our common stock to Monness, Crespi, Hardt & Co., Inc. on December 31, 2001. The option is exercisable at $0.26 per share and expires on December 31, 2011 and includes registration rights on the underlying shares which are being registered in the offering.

                              PLAN OF DISTRIBUTION

         We are registering the shares of common stock offered for sale by this prospectus on behalf of selling stockholders, option holders and warrant holders. As used in this section, "selling stockholders", "option holders" and "warrant holders" include donees, pledgees, distributees, transferees or other successors-in-interest, including, without limitation, their respective affiliates and limited or general partners, all of which are referred to collectively as transferees. Selling stockholders, option holders and warrant holders will act independently of us in making decisions with respect to the timing, manner and size of each sale.

         We will pay all costs, expenses and fees in connection with the registration of the shares. Selling stockholders, option holders and warrant holders will pay all brokerage commissions, underwriting discounts, commissions, transfer taxes and other similar selling expenses, if any, associated with the sale of the shares of common stock by them. Shares of common stock may be sold by selling stockholders, option holders or warrant holders, from time to time, in one or more types of transactions (which may include block transactions) on the Over The Counter Bulletin Board or on any other market on which our common stock may, from time to time, be trading, in privately-negotiated transactions, through put or call options transactions relating to the shares, through short sales of such shares, or a combination of such methods of sale, at market prices prevailing at the time of sale, fixed prices, varying prices determined at the time of sale or at negotiated prices.

         Selling stockholders, option holders and warrant holders will have the sole discretion not to accept any purchase offer or make any sale of shares if they deem the purchase price to be unsatisfactory at any particular time. Such transactions may, or may not, involve brokers or dealers. To the best of our knowledge, none of the selling stockholders, option holders or warrant holders have entered into any agreements, understandings or arrangements with any underwriters or broker-dealers regarding the sale of their securities, nor is there an underwriter or coordinating broker acting in connection with the proposed sale of shares of common stock offered by this prospectus; however, selling stockholders, option holders or warrant holders may enter into agreements, understandings or arrangements with an underwriter or broker-dealer regarding the sale of their shares in the future.

         Selling stockholders, option holders and warrant holders may effect such transactions by selling shares of common stock directly to purchasers or to or through broker-dealers, which may act as agents or principals, or other agents. Such broker-dealers or other agents may receive compensation in the form of discounts, concessions, or commissions from selling stockholders, option holders and warrant holders and/or the purchasers of shares of common stock for whom such broker-dealers or other agents may act as agents or to whom they sell as principal, or both (which compensation as to a particular broker-dealer or other agent might be in excess of customary commissions). Market makers and block purchasers purchasing the shares will do so for their own account and at their own risk. It is possible that a selling stockholder, option holder or a warrant holder will attempt to sell shares of common stock in block transactions to market makers or other purchasers at a price per share which may be below the then market price. There can be no assurance that all or any part of the shares offered hereby will be sold by selling stockholders, option holders and warrant holders.

         Selling stockholders, option holders and warrant holders may enter into hedging transactions with broker-dealers or other financial institutions with respect to the shares. In connection with these transactions, broker-dealers or other financial institutions may engage in short sales of the shares in the course of hedging the positions they assume with selling stockholders, option holders or warrant holders. Selling stockholders, option holders and warrant holders may also sell the shares short and redeliver the shares to close out the short positions. Selling stockholders, option holders and warrant holders may also enter into option or other transactions with broker-dealers or other financial institutions which require delivery of the shares to the broker-dealer or other financial institutions. Selling stockholders, option holders and warrant holders may also loan or pledge the shares to a financial institution or a broker-dealer and the financial institution or the broker-dealer may sell the shares loaned, or upon a default, the financial institution or the broker-dealer may effect sales of the pledged shares. Selling stockholders, option holders and warrant holders, and any brokers, dealers or agents that participate in connection with the sale of shares of common stock, might be deemed to be "underwriters" within the meaning of the Securities Act, and any commissions received by such brokers, dealers or agents and any profit on the resale of the shares sold by them, while acting as principals, might be deemed to be underwriting discounts or commissions under the Securities Act.

         We have agreed to indemnify selling stockholders against certain liabilities arising under the Securities Act with respect to any untrue statement, alleged untrue statement, omission or alleged omission of any material fact contained in, or required to be contained in, the registration statement for their shares or this prospectus. Selling stockholders, option holders and warrant holders may agree to indemnify any agent, dealer, broker-dealer or underwriter that participates in transactions involving sales of the shares of common stock offered pursuant to this prospectus against certain liabilities, including liabilities arising under the Securities Act. Because selling stockholders, option holders and warrant holders may be deemed to be "underwriters" within the meaning of the Securities Act, selling stockholders, option holders and warrant holders will be subject to the prospectus delivery requirements of the Securities Act and the rules promulgated thereunder and they may be subject to certain statutory liabilities under the Securities Act, including, but not limited to, Sections 11, 12 and 17 of the Securities Act and Rule 10b-5 under the Securities Exchange Act of 1934, as amended, or the Exchange Act. In addition, selling stockholders, option holders and warrant holders and any other person participating in the offering will be subject to applicable provisions of the Exchange Act and the rules and regulations thereunder, including Regulation M under the Exchange Act, which may limit the timing of purchases and sales. These restrictions may affect the marketability of the common stock and the ability of any person to engage in market-making activities with respect to the common stock. Any shares of common stock covered by this prospectus that may qualify for sale pursuant to Rule 144 under the Securities Act may be sold under Rule 144 rather than under the terms of this prospectus. In addition, subject to applicable state and foreign laws, selling stockholders, option holders or warrant holders may sell their common stock outside the United States pursuant to Rules 903 and 904 of Regulation S under the Securities Act.

         To comply with the securities laws of certain jurisdictions, the shares of common stock offered by this prospectus may need to be offered or sold only through registered or licensed brokers or dealers. In addition, in certain jurisdictions, the shares of common stock may not be offered or sold unless they have been registered or qualified for sale or an exemption is available and complied with. If a selling stockholder, option holder or warrant holder notifies us that any material arrangement has been entered into with a broker-dealer for the sale of shares of common stock through a block trade, special offering, exchange distribution or secondary distribution or a purchase by a broker, dealer or underwriter, we will file a supplement to this prospectus, if required, pursuant to Rule 424(b) under the Securities Act. In addition, to the extent required, we will amend or supplement this prospectus to disclose other material arrangements regarding the plan of distribution.

                                  LEGAL MATTERS

         Gregory L. Hrncir, Esq. will pass upon the validity of the shares of common stock being registered under this prospectus for us.

                                     EXPERTS

         The financial statements in this prospectus incorporated by reference from our Annual Report on Form 10-KSB for the year ended December 31, 2004 have been audited by Hansen, Barnett & Maxwell, an independent registered public accounting firm, as stated in their report dated March 2, 2005, which is incorporated herein by reference, and have been so incorporated in reliance upon the report of such firm given upon their authority as experts in accounting and auditing.

                 INCORPORATION OF CERTAIN DOCUMENTS BY REFERENCE

         The Commission allows us to "incorporate by reference" the information we file with it. This permits us to disclose important information to you by referencing these filed documents. We incorporate by reference in this prospectus the following documents that have been filed with the Commission:

         o Our Annual Report on Form 10-KSB for the fiscal year ended December 31, 2004, filed with the Commission on March 24, 2005;

         o Our Quarterly Report on Form 10-QSB for the quarterly period ended March 31, 2005, filed with the Commission on May 20, 2005;

         o Our Current Report on Form 8-K, dated as of May 23, 2005 and filed with the Commission on May 25, 2005;

         o Our Quarterly Report on Form 10-QSB for the quarterly period ended June 30, 2005, filed with the Commission on August 15, 2005;

         o Our Current Report on Form 8-K, dated as of August 15, 2005 and filed with the Commission on August 16, 2005;

         o Our Current Report on Form 8-K, dated as of September 1, 2005 and filed with the Commission on September 6, 2005;

         o Our Current Report on Form 8-K, dated as of September 7, 2005 and filed with the Commission on September 9, 2005;

         o Our Current Report on Form 8-K, dated as of September 7, 2005 and filed with the Commission on September 13, 2005; and

         o The description of our common stock found under the heading "Description of Registrant's Securities to be Registered" in our Registration Statement on Form 8-A (File No. 000-31037), filed with the Commission on July 14, 2000.

         We incorporate by reference all documents filed pursuant to Section 13(a), 13(c), 14 or 15(d) of the Exchange Act after the date of this prospectus and before the termination of this offering.

         We will provide promptly without charge to you, upon written request, a copy of any document incorporated by reference in this prospectus, other than exhibits to such documents, unless such exhibits are specifically incorporated by reference in such documents. Requests should be directed as follows:

                         eRoomSystem Technologies, Inc.
                                1072 Madison Ave.
                               Lakewood, NJ 08701
                            Telephone: (732) 730-0116
                          Attention: David A. Gestetner

         You should request any such information at least five days in advance of the date on which you expect to make your decision with respect to this offer.

                       WHERE YOU CAN FIND MORE INFORMATION

         We file annual, quarterly, special reports and other information with the Commission. These filings are available to the public from commercial document retrieval services and at the Commission's web site at http://www.sec.gov. You may also read and copy any document we file at the Commission's public reference rooms at the Commission's Public Reference Rooms at Judiciary Plaza, 450 Fifth Street, N.W., Washington, D.C. 20549, and in New York, New York and Chicago, Illinois. You may obtain information on the operation of the Public Reference Room by calling 1-800-SEC-0330.

                               [INSIDE BACK COVER]

                This page will be blank in the final prospectus.

====================================================       =================================================

    No dealer, salesperson or other person is
authorized to give any information or to represent
anything not contained in this prospectus.  You
must not rely on any unauthorized information or
representations.  This prospectus is an offer to
sell only the shares offered hereby, but only
under circumstances and in jurisdictions where it
is lawful to do so.  The information contained in           16,144,157 Shares of Common Stock on Behalf of
this prospectus is current only as of its date.                          Selling Stockholders

                  _______________
                                                             505,898 Shares of Common Stock on Behalf of
                                                                            Option Holders


                                                             124,775 Shares of Common Stock on Behalf of
                                                                           Warrant Holders


                 Table of Contents

                                               Page

PROSPECTUS SUMMARY...............................4
RISK FACTORS.....................................6
SPECIAL NOTE REGARDING FORWARD-LOOKING
   INFORMATION..................................10
USE OF PROCEEDS.................................11
DETERMINATION OF OFFERING PRICE.................11                         [ eROOMSYSTEM LOGO ]
DIVIDEND POLICY.................................11
SELLING STOCKHOLDERS, OPTION HOLDERS AND
   WARRANT HOLDERS..............................12
CERTAIN RELATIONSHIPS AND RELATED
   TRANSACTIONS WITH SELLING STOCKHOLDERS,
   OPTION HOLDERS AND WARRANT HOLDERS...........17
PLAN OF DISTRIBUTION............................21
LEGAL MATTERS...................................22
EXPERTS.........................................22


                  _______________


    For as long as any of the shares covered by
this registration statement remain unsold, all
dealers effecting transactions in these
securities, whether or not participating in this
offering, may be required to deliver a
prospectus.  This is in addition to a dealer's
obligation to deliver a prospectus when acting as
an underwriter and with respect to an unsold                              September 16, 2005
allotment or subscription.


====================================================       =================================================

PART II - INFORMATION NOT REQUIRED IN PROSPECTUS

Item 14. Other Expenses of Issuance and Distribution

         The following table sets forth the costs and expenses, other than underwriting discounts and commissions, payable by Registrant in connection with the common stock being registered. All amounts are estimates except the SEC registration fee.

         SEC Registration Fee                         $         770
         Transfer Agent's Fees*                               2,500
         Blue Sky Fees and Expenses*                          5,000
         Accounting Fees and Expenses *                       2,500
         Legal Fees and Expenses *                           10,000
         Printing Fees*                                      10,000
         Miscellaneous*                                       2,000
                                                      ------------------
                  Total                               $      32,770
                                                      ==================

         We will pay substantially all costs and expenses associated with the registration of the shares of common stock covered by this registration statement. Selling stockholders are responsible for all underwriting discounts, commissions, transfer taxes and other expenses associated with the sale of common stock by them.

Item 15. Indemnification of Directors and Officers

         Sections 78.7502 and 78.751 of the Nevada Revised Statutes provides for the indemnification of officers, directors and other corporate agents in terms sufficiently broad to indemnify such persons under certain circumstances for liabilities (including reimbursement for expenses incurred) arising under the Securities Act. Article XII of our amended and restated articles of incorporation (Exhibit 3.01 hereto) provides for indemnification of our directors, officers, employees and other agents to the extent and under the circumstances permitted by Sections 78.7502 and 78.751 of the Nevada Revised Statutes.

         Even though indemnification for liabilities arising under the Securities Act may be provided to certain directors and officers pursuant to the foregoing provisions, we have been informed that in the opinion of the Commission, such indemnification is against public policy as expressed in the Act and is therefore unenforceable.

Item 16. Exhibits

         See exhibits listed on the Exhibit Index following the signature page of this registration statement that is incorporated herein by reference.

Item 17. Undertakings

         The undersigned registrant hereby undertakes:

         (1) To file, during any period in which it offers or sells securities, a post-effective amendment to this registration statement:

             (i) To include any prospectus required by Section 10(a)(3) of the Securities Act.

             (ii) To reflect in the prospectus any facts or events arising after the effective date of the registration statement for the most recent post-effective amendment thereof, which, individually or in the aggregate, represent a fundamental change in the information set forth in the registration statement. Notwithstanding the foregoing, any increase or decrease in volume of securities offered (if the total dollar value of securities offered would not exceed that which was registered) and any deviation from the low or high and of the estimated maximum offering range may be reflected in the form of prospectus filed with the Commission pursuant to Rule 424(b) if, in the aggregate, the changes in volume and price represent no more than 20 percent change in the maximum aggregate offering price set forth in the "Calculation of Registration Fee" table in the effective registration statement.

             (iii) To include any material information with respect to the plan of distribution not previously disclosed in the registration statement or any material change to such information in the registration statement; provided, however, that paragraphs (a)(1)(i) and (a)(1)(ii) do not apply if the registration statement is on Form S-3, Form S-8 or Form F-3, and the information required to be included in a post-effective amendment by those paragraphs is contained in periodic reports filed with or furnished to the Commission pursuant to Section 13 or 15(d) of the Exchange Act that are incorporated by reference in the registration statement.

         (2) That, for the purpose of determining any liability under the Securities Act, each post-effective amendment shall be deemed to be a new registration statement relating to the securities offered, and the offering of the securities at that time shall be deemed to be the initial bona fide offering.

         (3) To remove from the registration by means of a post-effective amendment any of the securities being registered that remain unsold at the end of the offering.

         The undersigned registrant hereby undertakes that, for purposes of determining any liability under the Securities Act, as amended, each filing of the registrant's annual report pursuant to Section 13(a) or 15(d) of the Exchange Act (and, where applicable, each filing of an employee benefit plan's annual report pursuant to Section 15(d) of the Exchange Act) that is incorporated by reference in the registration statement shall be deemed to be a new registration statement relating to the securities offered, and the offering of such securities at that time shall be deemed to be the initial bona fide offering.

         Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, officers and controlling persons of the registrant pursuant to the foregoing provisions, or otherwise, the registrant has been advised that in the opinion of the Commission, such indemnification is against public policy as expressed in the Securities Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act and will be governed by the final adjudication of such issue.

                                   SIGNATURES

         Pursuant to the requirements of the Securities Act of 1933, the registrant certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form S-3 and has duly caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the County of Ocean, State of New Jersey, on September 16, 2005.

                                     eROOMSYSTEM TECHNOLOGIES, INC.


                                     By:
                                        ----------------------------------------
                                           David A. Gestetner
                                     Its:  President, Chief Executive Officer
                                           and Chairman


                                POWER OF ATTORNEY

         KNOW ALL PERSONS BY THESE PRESENTS, that each person whose signature appears below constitutes and appoints David A. Gestetner, as true and lawful attorney-in-fact and agent with full power of substitution and resubstitution, for him and in his name, place and stead, in any and all capacities to sign the registration statement filed herewith and any or all amendments to said registration statement (including post-effective amendments and registration statements filed pursuant to Rule 462 and otherwise), and to file the same, with all exhibits thereto, and other documents in connection therewith, with the Commission granting unto said attorney-in-fact and agent the full power and authority to do and perform each and every act and thing requisite and necessary to be done in and about the foregoing, as to all intents and purposes as he might or could do in person, hereby ratifying and confirming all that said attorney-in-fact and agent, or his substitute, may lawfully do or cause to be done by virtue hereof.

         Pursuant to the requirements of the Securities Act of 1933, this registration statement has been signed by the following persons in the capacities and on the dates indicated.

SIGNATURE                            TITLE                                                               DATE

/s/ David A. Gestetner               President, Chief Executive Officer and Chairman              September 16, 2005
---------------------------------    (Principal Executive Officer and Principal Financial
David A. Gestetner                   and Accounting Officer)



/s/ Herbert A. Hardt                 Director                                                     September 16, 2005
---------------------------------
Herbert A. Hardt


/s/ James C. Savas                   Director                                                     September 16, 2005
---------------------------------
James C. Savas


/s/ Lawrence K. Wein                 Director                                                     September 16, 2005
---------------------------------
Lawrence K. Wein

                                  EXHIBIT INDEX


EXHIBIT
NUMBER                            DOCUMENT NAME                          PAGE
-------                           -------------                          ----
  5.01         Opinion of Gregory L. Hrncir, Esq.,
                  regarding legality.                                    II-5
 23.01         Consent of Gregory L. Hrncir, Esq.
                  (included in Exhibit 5.01 hereto).                       --
 23.02         Consent of Hansen, Barnett & Maxwell                      II-7
 24.01         Power of Attorney (included as part
                  of the signature pages hereof).                          --

--------------------------------------------------------------------------------